SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: March 3, 2006	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-011 dated March 3, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium outlines items impacting first quarter results ALL AMOUNTS ARE STATED IN U.S.$ UNLESS OTHERWISE STATED	06-011
Date: March 03, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it does not expect it will qualify in the first quarter of 2006 for hedge accounting for its gas derivative contracts. If we do not qualify for hedge accounting, the change in value of all our gas derivatives through to 2010 must be recognized in first quarter earnings. This would result in a loss on gas derivatives of approximately $63-million in the first quarter of 2006, of which $48-million represents the non-cash charge relating to the derivative positions that settle after March 31, 2006. The amount of any loss or gain that may be eventually realized depends on the actual North American gas prices when these positions settle. Our ability to qualify for gas hedge accounting depends upon the degree of correlation between our natural gas price exposure, which is primarily AECO based, and the underlying index of the derivative contracts that have been based on NYMEX.
Agrium expects the North American spring fertilizer season to begin somewhat later than normal, which would move sales volumes from the first quarter into the second quarter of 2006. We also anticipate the first quarter will be impacted by lower than expected international potash demand, due mainly to lower exports to China. We estimate our first quarter 2006 potash sales volumes will be approximately 100,000 tonnes lower than the same period last year.
Forward-Looking Statements
Certain statements in this press release contain forward-looking statements. These statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Our assessment as to the effect of whether or not we qualify for hedge accounting treatment for gas derivative contracts for the first quarter of 2006 is based on our current portfolio of gas derivative contracts and the current and forward prices for such contracts as at February 27, 2006 and assumes that such portfolio and prices will continue through March 31, 2006. The loss on gas derivatives stated for the first quarter of 2006 is calculated on the basis that there are no changes in the portfolio through March 31, 2006 and on the assumption that the prices at which such contracts would be “marked-to-market” on March 31, 2006 will be the same as the forward gas prices as at February 27, 2006. If the AECO and NYMEX forward prices as at March 31, 2006 are different than those assumed for the purpose of these calculations, it is possible that we may qualify for hedge accounting treatment or, if we do not qualify for hedge accounting treatment, that the amount of the loss on our gas derivatives for the first quarter of 2006 may differ materially from that stated in this press release.
Our assessment as to the likely commencement of the North American spring fertilizer season is based on our analysis of the farmers’ and retailers’ intentions in our relevant North American markets. Material factors that may affect the start of the spring planting season include local weather and crop conditions, and crop selection by farmers.
Our expectation of reduced international potash demand in the first quarter of 2006, is based on the sales made to date by Canpotex Limited, in which we are a participant, and our understanding of the expected sales volumes of Canpotex Limited for the remainder of the quarter. Material factors that might cause these volumes to be different include; the ability to deliver product to end markets within the quarter, additional potential potash sale volumes, and the supply and demand position in the potash market.
These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s businesses generally, as disclosed more fully in Agrium’s recent management’s discussion and analysis. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.
We undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.